

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 13, 2006

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Offshore Investment Partnership
One Post Oak Central
2000 Post Oak Boulevard
Houston, Texas 77056-4400

Re: **Apache Offshore Investment Partnership**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 0-13546

Dear Mr. Plank:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief